Promotora Valle Hermoso, Inc.
301 East Pine Street, Suite 150
Orlando, FL 32801

May 22, 2009

Securities and Exchange Commission
Washington, D.C. 20549

RE:	Promotora Valle Hermoso, Inc.
SEC Comment Letter dated May 4, 2009
Amendment No. 4 to Schedule 14C filed April 22, 2009
Amendment No. 2 to Form 10-KSB for fiscal year ended December 31, 2007
File No. 000-27199

Dear Sir/Madam:

We are submitting herein the responses of Promotora Valle Hermoso, Inc. (the “Company”) to the comments set forth in your comment letter dated May 4, 2009 on the captioned filing under the Securities Exchange Act of 1934, as amended.

Simultaneously with the filing of this correspondence, the Company has filed a fifth amended Preliminary Information Statement on Schedule 14C (the “Amended Schedule 14C”).

General

1.
Dissenters Rights of Appraisal. The disclosure regarding dissenters rights under Colorado law has been expanded to clarify that there are no dissenters rights with respect to all matters related to the Acquisition Agreement.

Background of the Transaction

Sale of Existing Business of the Company to Former Management, page 7

2.
Value of Existing Business. The information requested by this comment has been provided under the caption “Amendment of the Articles of Incorporation to be Voted On—Sale of Existing Business of the Company to Former Management” on page 7 of the Amended Schedule 14C. Information under that caption has been expanded to include additional information concerning the methodology that the Board of Directors of the Company used in determining the fair value of the former business, as well as the approximate degree to which specific assets were written down.

3.
Shareholder Approval Requirement. The analysis of the provisions of Title 7 of the Colorado Revised Statutes (Colorado Business Corporation Act) with regard to the lack of a requirement in that Act for shareholder approval of any aspect of the Acquisition Agreement is contained in the prior correspondence filed April 22, 2009.

Executive Compensation, page 20

4.	Executive Compensation. The information requested by this comment has been provided in the Summary Compensation Table under the caption “Executive Compensation” in the Amended Schedule 14C.

Management’s Discussion and Analysis

Liquidity and Financial Resources, page 26

5.
Liquidity and Financial Resources. The liquidity section has been updated discussing all material changes in operating, investing and financing cash flows.  All material changes from operating activities from 2007 to 2008 have been identified and discussed.

Critical Accounting Policies

Inventories, page 26

6.
Project Impairment Allocation. As noted in our prior response, each development or project was tested for impairment based on the criteria of applying undiscounted cash flows to each project based on sales prices and the costs to develop the project.  The Company determined that as of December 31, 2008 and 2007, no impairment existed.  Therefore no allocation of impairment was made.  Should there be an impairment, each apartment on a specific identifiable basis will be allocated an impairment charge based on specific identification criteria.

Financial Statements, page 59

General

7.	Revisions to December 31, 2007 Financial Statements. The following revisions were made to the December 31, 2007 balance sheets, statement of stockholders equity and statement of cash flows:

 Consolidated Balance Sheet

	December 31, 2007
	As Reported	Restated
Inventories (1)	$66,955,124	$26,861,997

Prepaid expenses (1)	13,002,656	-

Customer deposits (1)	53,099,782	-

Notes payable (2)	22,536,930	23,255,097

Accumulated other (2)	887,270	169,103
comprehensive income

(1)	Inventories were restated to include prepaid expenses to contractors as inventory and the netting of customer deposits (progress payment) that are not restricted per Rule 5-02-26 of Regulation S-X.
(2)	An adjustment to notes payable was made due to a correction of an error to the balance of notes payable incorrectly classified to Accumulated other comprehensive income.

Consolidated Statement of Stockholders’ Equity

	December 31, 2007
	As Reported	Restated
Currency translation (1)	$840,638	$122,471
adjustment

(1)	An adjustment to currency translation was made due to a correction to notes payable as of December 31, 2007.

Consolidated Statement of Cash Flows

	December 31, 2007
	As Reported	Restated
Changes in operating assets
and liabilities (1)	$(25,017,138)	$(23,552,994)

Repayment of loans (2)	(11,368,800)	(12,832,944)

Increase in inventories (1)	(35,531,288)	(27,109,321)

Increase in prepaid expenses (1)	(10,141,252)	-

Increase in customer advances (1)	17,099,075	-

(1)	Adjustment due to change in accumulated other comprehensive income and changes to inventories per Rule 5-02-26 of Regulation S-X.
(2)	Adjustment to payments on note payable.

Notes to the Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 39

8.
Net of Advances Against Inventory. The auditor’s report has been updated for the typographical error. Per Rule 5-02-26 of Regulator S-X, progress payments that are not restricted as to their use should be netted against inventory at the date of the balance sheet.

9.
Revenue Recognition. The auditor’s report The Company is currently engaged in developing high-rise and mid-rise buildings and commercial centers that will take more than 12 months to complete as compared to sales of developments and houses that would be completed within a 12 month timeframe. This change in activity during 2008, primarily commencing with the fourth quarter of 2008, qualified under the guidance of the percentage of completion method of accounting in accordance with Financial Accounting Standards (“SFAS”) No. 66, “Accounting for Sales of Real Estate”) has been signed by the auditors in the current filing. (SFAS 66”).  The Company meets the percentage of completion criteria, and revenues and costs are to be recognized when construction is beyond the preliminary stage, the buyer is committed to the extent of having a sufficient initial and continuing investment that the buyer cannot be required refunded except for non-delivery of the apartment, sufficient apartments in the building have been sold to ensure that the property will not be converted to rental property, the sales prices are collectible and the aggregate sales proceeds and the total cost of the building can be reasonably estimated.

Receivables, page 40

10.	Doubtful Reserve Accounts. The Company has expanded its disclosure related to establishing a reserve for possible bad debts.

Interest, page 42

11.	Marchall Project Interest. The capitalized interest at December 31, 2008 was $6.5 million. A typographical error has been corrected.

Note 9. Accumulated Other Comprehensive Income (Loss), page 52

12.
Comprehensive Income Reclassification Adjustment. The Company recorded a $1.3 million ($995,000 net of taxes) unrealized transaction loss on a note payable as of December 31, 2008.  There was no unrealized gain or loss in comprehensive income (loss) prior to December 31, 2008.  The loss was determined by applying the exchange rate at December 31, 2008 (29.3804 Rubles) to the debt due in $US as compared to the rate of the incurrence of the debt in February 2008 (24.6715 Rubles).

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

13.	Comments to be Addressed. The Form 10-K for the year ended December 31, 2008 will be revised per the comments above after staff review of this response letter and the amended Schedule 14C.

AMENDMENT NO. 2 TO FORM 10-KSB/A FOR THE YEAR ENDED DECEMBER 31, 2007

Certifications, Exhibit 31.1 and 31.2

14.
Spelling of Names. The spellings of the respective names on the certifications are the spellings that are being used currently by the Company. In future filings the Company will not misspell the names on the certifications or signatures to reports under the Exchange Act.

The undersigned, Alexey A. Kim, the Chief Executive Officer of the Company, is primarily responsible for the accuracy and adequacy of the disclosure in the Company’s filings with the Securities and Exchange Commission.

I acknowledge that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I am also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filings or in response to your comments on our filings.

Sincerely,

PROMOTORA VALLE HERMOSO, INC.

By: /s/ Alexey A. Kim
Alexey A. Kim
Chief Executive Officer